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April 25, 2012

Via E-Mail and EDGAR Transmission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549-3628

Attn: Daniel F. Duchovny

Tel: (202) 551-3619

RE:	Onvia, Inc.
Revised Preliminary Proxy Statement filed by Symphony Technology Group,
LLC et. al.
Filed on April 19, 2012
File No. 001-35164

Dear Mr. Duchovny:

Reference is made to your letter, dated April 20, 2012 (the “Comment Letter”), setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), concerning the above-referenced filing (the “Proxy Statement”). On behalf of our client, Symphony Technology Group, LLC (“STG”), we hereby submit STG’s response to the Comment Letter.

The numbered paragraphs and headings in this response letter correspond to the original numbered paragraphs and headings in the Comment Letter. For ease of reference, we have repeated the Staff’s comments in bold text preceding each of the responses.

We have enclosed with this letter a marked copy of Amendment No. 2 to the Proxy Statement (“Amendment No. 2”), which was filed today by STG via EDGAR, reflecting all changes to the Proxy Statement.

Revised Preliminary Proxy Statement

Cover Letter

Division of Corporate Finance

United States Securities and Exchange Commission

April 25, 2012

1.	We reissue comment 1 in part. With respect to our prior comment’s first bullet point, please disclose the substance of your response.

The Proxy Statement has been revised in response to the Staff’s comment. Please see revised disclosure on the third paragraph of the first page of the cover letter of Amendment No. 2.

Schedule I

2.	It has come to our attention that Eric T. Gillespie, a former employee of Onvia, has identified himself as working with you. Please include Mr. Gillespie as participant in this proxy solicitation (including all disclosure required with respect to participants) or provide us with an analysis explaining why he is not a participant. Also, please tell us whether he is part of a group, as defined in Rule 13d-5(b), with the remaining participants in this solicitation.

We supplementally advise the Staff that Mr. Gillespie is the chief executive officer of an early-stage, pre-revenue company whose controlling stockholders are STG III, L.P. and STG III-A, L.P. as a result of their seed capital investment. However, Mr. Gillespie is not otherwise a “participant” as defined in Instruction 3 to Item 4 of Schedule 14A. In particular, the Participants (as defined below) have confirmed that Mr. Gillespie has not solicited proxies to date, and the Participants have instructed Mr. Gillespie to continue to not solicit proxies through the date of the Onvia Annual Meeting. Thus, we respectfully submit that Mr. Gillespie falls squarely within paragraph (b)(v) of Instruction 3 to Item 4 of Schedule 14A and thus is not a “participant” or a “participant in a solicitation”.

Symphony Technology Group, LLC, STG UGP, LLC, STG LLC GP, L.P., STG III, L.P., STG III-A, L.P., Romesh Wadhwani, Tim Dowd, Connie Capone and Anirudh Kulkarni (collectively, the “Participants”) supplementally advise the Staff that Mr. Gillespie is not part of a group, as defined in Section 13d-5(b), with the any of the Participants in the solicitation as none of the Participants have any agreement (whether written or otherwise) with Mr. Gillespie to act together for the purpose of acquiring, holding, voting or disposing of Onvia shares. In particular, the Symphony Persons (as defined in Amendment No. 2) are the only Participants that own Onvia shares, and they hereby supplementally advise the Staff that they have imposed no constraints on Mr. Gillespie’s ability to acquire, hold, vote or dispose of the small number of Onvia shares Mr. Gillespie owns.

Background to the Solicitation, page 2

3.	It has come to our attention that representatives of STG met with representatives of the company on April 12, 2012. If true, please describe the meeting and indicate who participated in it.

The Proxy Statement has been revised in response to the Staff’s comment, although please note that the meeting occurred on April 10, 2012. Please see revised disclosure under the heading “Background to Solicitation” beginning on page 2 of Amendment No. 2.

Reasons for Our Solicitation, page 3

Division of Corporate Finance

United States Securities and Exchange Commission

April 25, 2012

4.	We note the revised disclosure in response to prior comment 5. Please provide support for your belief that the company’s stated technology architecture strategy involves “significant technical challenges” that you believe “are likely to result in additional costs, service quality issues and execution timeframe delays.” In addition, describe the significant technical challenges referenced in your disclosure.

The Proxy Statement has been revised in response to the Staff’s comment. Please see revised disclosure under the heading “Reasons for Our Solicitation – We Are Concerned With The Execution Risks Inherent in Onvia’s Turnaround Plan” beginning on page 4 of Amendment No. 2.

5.	On a related note, please clarify in your revised disclosure under the caption “Organizational/Staffing Risk” whether the executives referenced have not been replaced.

The Proxy Statement has been revised in response to the Staff’s comment. Please see revised disclosure under the heading “Reasons for Our Solicitation – We Are Concerned With The Execution Risks Inherent in Onvia’s Turnaround Plan” beginning on page 4 of Amendment No. 2.

Please do not hesitate to contact me at 415-616-1240 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ Steve L. Camahort
Steve L. Camahort

Cc:	Brad MacMillin, Symphony Technology Group, LLC